SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 29, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.
ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE
RELATED PARTIES TRANSACTIONS (1)
December 31, 2007 (2)

ITEM	RELATED PARTIES CONTRACT SUBJECT AND CHARACTERISTICS OF THE CONTRACT	RELATION WITH THE COMPANY	ORIGINAL AMOUNT		MATURITY OR TERM	CONDITIONS FOR CANCELLATION OR MATURITY	BALANCE
			R$ thousand	Date			R$ thousand	Date
01	Non-remunerated guarantee conceded to Brasil Telecom Participações S.A. on a loan in the amount of R$ 2,191 million – 2000 BNDES Loans	Controlling Company (Brasil Telecom Participações S.A.)	2,191,644	Nov/28/2000	Dec/17/2007		0	Dec/31/2007
02	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom Participações S.A. on a loan in the amount of R$ 325 million – 2002 BNDES Loans	Controlling Company (Brasil Telecom Participações S.A.)	325,470	Out/15/2002	Dec/17/2007		0	Dec/31/2007
03	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom Participações S.A. on a loan in the amount of R$ 20 million – FCO Loan	Controlling Company (Brasil Telecom Participações S.A.)	20,000	Mar/12/2003	Jan/02/2008		420	Dec/31/2007
04	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom Participações S.A. on a loan in the amount of R$ 30 million – FCO Loan	Controlling Company (Brasil Telecom Participações S.A.)	30,000	Apr/19/2006	Apr/01/2011		25,486	Dec/31/2007
05	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom Participações S.A. on a loan up to the amount of US$ 46.387 million – 63 Resolution	Controlling Company (Brasil Telecom Participações S.A.)	100,055	Jan/31/2000	Jul/31/2013		25,843	Dec/31/2007
06	Remunerated guarantee by the rate of 0.42% p.a., conceded to Brasil Telecom Participações S.A. on a loan in the amount of R$ 1,268 million – 2004 BNDES Loans	Controlling Company (Brasil Telecom Participações S.A.)	1,245,462	Aug/26/2004	Apr/15/2011		786,536	Dec/31/2007
07	Pledge Agreement contract by the rate of 0.12% p.a., established between Brasil Telecom Participações S.A.and Brasil Telecom Participações S.A. in order to issue performance bond.	Controlling Company (Brasil Telecom Participações S.A.)	97,457 (3)	Mar/30/2007	Dec/31/2007		97,457	Dec/31/2007
08	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom Participações S.A. on the debentures’ issuance in the amount of R$ 1,080 million – 4th Public Debentures’ Issuance	Controlling Company (Brasil Telecom Participações S.A.)	1,080,000	Jun/01/2006	Jun/01/2013		1,088,956	Dec/31/2007
09	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom Participações S.A. on a loan in the amount of R$ 2,104 million – 2006 BNDES Loans	Controlling Company (Brasil Telecom Participações S.A.)	800,000	Nov/21/2006	May/15/2014		1,420,381	Dec/31/2007

(1) The Company have to inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company’s Shareholders Equity, whichever is higher.
(2) Non-audited data
(3) This is the amount for guarantee limit. Therefore, Brasil Telecom Participações S.A. is remunerated by Brasil Telecom S.A. in the amount of R$117,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.